

Mail Stop 3720

November 27, 2007

<u>Via U.S. Mail and Fax (540) 946-3595</u>

Mr. Michael Moneymaker
Chief Financial Officer
Ntelos Holdings Corp.
401 Spring Lane, Suite 300
Waynesboro, Virginia 22980

      RE: **Ntelos Holdings Corp.**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 13, 2007

                Forms 10-Q for Fiscal Quarter Ended September 30, 2007
                File No. 0-51798

Dear Mr. Moneymaker:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2006</u>

Other Overview Discussion, page 44

1. Please revise your disclosures to explain in detail the reasons why your ARPU has increased significantly in each of the last 3 years. Please provide us with your proposed disclosures.

Wireless Communication Revenues, page 47

2. Please tell us your basis of measurement and recognition of revenues derived from data services, including data bundle packages introduced during the second quarter of 2006. We note from your disclosure and from the revenue schedule on page 44 that data revenues were a significant driver of your revenue growth in 2006.

Consolidated Statement of Operations, page 78

3. Your current presentation of your statement of operations does not comply with Rule 5-03 of Regulation S-X. In this regard, please:

   - Revise to separately present cost and expenses applicable to revenues in accordance with Rule 5-03(b)(2) of Regulation S-X.
   - You should also separately present selling, general and administrative expenses to comply with Rule 5-03(b)(4) of Regulation S-X.

   Please provide us with your proposed disclosures. Note that your proposed disclosures should continue to comply with SAB Topic 11:B and SAB Topic 14:F.

4. Also, tell us how you evaluated Rule 5-03 of Regulation S-X regarding the separate presentation of equipment revenues and the related costs of equipment.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director